Aspen Technology, Inc. 20 Crosby Drive Bedford, MA 01730 USA	[phone] 781 221 6400 [fax] 781 221 6410	[world wide web] www.aspentech.com [e-mail] info@aspentech.com

April 3, 2020
Via EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Joseph Cascarano, Senior Staff Accountant, and/or
Robert S. Littlepage, Accountant Branch Chief

Re: Aspen Technology Inc.
Form 10-K for Fiscal Year Ended June 30, 2019
Filed September 10, 2019
File No. 001-34630

Ladies and Gentlemen:

The following sets forth the response of Aspen Technology Inc. (the “Company”) to the follow-up comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in your letter dated March 26, 2020, with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-K for Fiscal Year Ended June 30, 2019

Note 19. Quarterly Financial Data (Unaudited)
Restatement of the Fiscal 2019 Unaudited Quarterly Financial Statements, page F-38

1. Refer to your response to comment 2. Regarding the question of why the errors in the balance sheet amounts do not result in a corresponding income statement error, you said the "revenue amounts impact only the transition adjustment recorded to retained earnings upon Topic 606 adoption and were not presented in the Company’s statements of operations under Topic 605." This response did not address the Company's historic results of operations "as adjusted" for the adoption of Topic 606. In this regard we note "the errors in the balance sheet amounts are the result of the overstatement of retrospectively restated revenue balances under Topic 606 for historical pre-transition-date periods." Please explain to us why the errors do not impact the Company's results of operations for the interim periods ended September 30, 2017, December 31, 2017, and March 31, 2018 and the annual periods ended June 30, 2018 and June 30, 2017, reported on an "as adjusted" basis to reflect the retrospective impact of the adoption of Topic 606. If they do in fact affect these reported results of operations, please explain to us why it is not necessary and appropriate for you to correct this information.

The Company acknowledges the Staff’s comment. To be clear, the errors identified relate only to the balance sheet and do not impact any reported income statement period. We have reported these errors and a material weakness related to the control deficiencies that created the errors. Further, we have corrected all errors of consequence in our restated financial statements and made all relevant disclosures about the restatement under ASC 250. We would be happy to further discuss the nature of the errors with the staff.
To clarify, the Company adopted Topic 606 on the first day of its fiscal year 2019 (i.e. July 1, 2018) using the full retrospective method of adoption.  Under that method, each comparative period before the date of initial application was recast to reflect revenue that would have been recognized had Topic 606 applied during the lives of each contract that was open during any portion of the comparative periods. The cumulative effect of the differences between previously-reported revenue and revenue as determined under Topic 606 was recorded as a transition adjustment to retained earnings.

During the first three quarters of fiscal year 2019, the Company reported “as adjusted” balances for the balance sheet as of June 30, 2018, and “as adjusted” amounts for the comparative prior period statements of operations for the first three quarters of fiscal year 2018 (the quarters ended September 30, 2017, December 31, 2017 and March 31, 2018).  During the first three quarters of fiscal year 2019, the Company was not required to report, and did not report, any “as adjusted” amounts for any dates or periods prior to fiscal year 2018.  During the fourth quarter of fiscal year 2019, the Company identified certain errors in the transition adjustment as originally calculated. Those errors were due to inaccuracies in the recasting of Topic 606 revenue amounts for certain customer contracts. However, these errors related to the transition adjustment only and did not impact any of the income statements presented. The errors in the recasted Topic 606 revenue amounts in periods prior to fiscal year 2018 resulted in an overstatement of the transition adjustment recorded (specifically, the contract asset balance was overstated). That overstatement of the transition adjustment remained on the Company’s balance sheet from June 30, 2018 through March 31, 2019 until corrected and restated in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2019.

* * * *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 781-221-6488.

Very truly yours,

/s/ Karl E. Johnsen_________

Karl E. Johnsen
Senior Vice President and Chief Financial Officer

Enclosures
cc:
Antonio J. Pietri, President and Chief Executive Officer, Aspen Technology, Inc.
Mark L. Johnson, K&L Gates LLP